UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LEXAR MEDIA, INC.

(Name of Issuer)

Common, $.0001 par value per share

(Title of Class of Securities)

52886P 104 (CUSIP Number)

March 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P 104	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

                 4,900,000 as of March 28, 2005

                 5,511,850 as of July 12, 2005

  6.    SHARED VOTING POWER

                0

  7.    SOLE DISPOSITIVE POWER

                 4,900,000 as of March 28, 2005

                 5,511,850 as of July 12, 2005

  8.    SHARED DISPOSITIVE POWER

                0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,000 as of March 28, 2005 5,511,850 as of July 12, 2005
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% as of March 28, 2005 6.9% as of July 12, 2005
12.	TYPE OF REPORTING PERSON* PN

Item 1	(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G relates is Lexar Media, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 47300 Bayside Parkway, Fremont, CA 94538

Item 2	(a).

Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of Brookside Fund. Brookside Capital Management,

LLC, a Delaware limited liability company (“Brookside Management”) is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

Item 2	(b).

Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 2	(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, Par Value $.0001 per share (“Common Stock”).

Item 2	(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 52886P 104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 3 of 4 Pages

Item 4.	Ownership

Item 4	(a).

Amount beneficially owned

As of the close of business on March 28, 2005, the Brookside Fund owned 4,900,000 shares of Common Stock of the Company. As of the close of business on July 12, 2005 the Brookside Fund owned 5,511,850 shares of Common Stock of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Domenic J. Ferrante is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4	(b).

Percent of Class

As of the close of business on March 28, 2005, the Brookside Fund was the beneficial owner of 6.1% of the Common Stock of the Company. As of the close of business of July 12, 2005, the Brookside Fund was the beneficial owner of 6.9% of the Common Stock of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 79,731,911 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 29, 2005, based on representations made in the Company’s annual report for the quarter ending April 1, 2005 on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 4,900,000 as of March 28, 2005 5,511,850 as of July 12, 2005

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 4,900,000 as of March 28, 2005 5,511,850 as of July 12, 2005

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: July 13, 2005

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ DOMENIC J. FERRANTE
Name:	Domenic J. Ferrante
Title:	Managing Director

Page 4 of 4 Pages